Hot Poppy, LLC (the "Company") a Tennessee Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Hot Poppy, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 14, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	-	19,753
Inventory	5,500	2,500
Total Current Assets	5,500	22,253
Non-current Assets		
Machinery and Equipment net of Accumulated Depreciation	-	-
Other Assets	-	
Total Non-Current Assets	-	-
TOTAL ASSETS	5,500	22,253
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Overdrawn Bank Balance	1,064	-
Shopify Loan	1,574	-
Total Current Liabilities	2,638	-
Long-term Liabilities		
Related Party Loan	30,000	30,000
Total Long-Term Liabilities	30,000	30,000
TOTAL LIABILITIES	32,638	30,000
EQUITY		
Member's Deficit	(27,138)	(7,747)
Total Equity/(Deficit)	(27,138)	(7,747)
TOTAL LIABILITIES AND EQUITY	5,500	22,253

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 5/6/2020	-
Capital Contributions	23,496
Net Income (Loss)	(31,243)
Ending Balance 12/31/2020	(7,747)
Capital Contributions	46,414
Net Income (Loss)	(65,806)
Ending Balance 12/31/2021	(27,138)

Statement of Operations

	Year Ended December 31, 2021	2020
Revenue	126,550	45,110
Cost of Revenue	91,521	30,508
Gross Profit	35,030	14,602
Operating Expenses		
Advertising and Marketing	1,058	2,052
General and Administrative	73,594	18,914
Rent and Lease	22,727	2,300
Depreciation	6,215	18,379
Total Operating Expenses	103,595	41,645
Operating Income (loss)	(68,565)	(27,043)
Other Income		
Other	8,459	
Total Other Income	8,459	-
Other Expense		
Other	5,700	4,200
Total Other Expense	5,700	4,200
Provision for Income Tax	-	-
Net Income (loss)	(65,806)	(31,243)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(65,806)	(31,243)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	6,215	18,379
Inventory	(3,000)	(2,500)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	3,215	15,879
Net Cash provided by (used in) Operating Activities	(62,591)	(15,364)
INVESTING ACTIVITIES		
Equipment	-	(18,379)
Net Cash provided by (used by) Investing Activities	-	(18,379)
FINANCING ACTIVITIES		
Related Party Loan	-	30,000
Shopify Loan	1,574	-
Member Contributions	40,200	23,496
Net Cash provided by (used in) Financing Activities	41,774	53,496
Cash at the beginning of period	19,753	(0)
Net Cash increase (decrease) for period	(20,817)	19,753
Cash at end of period	(1,064)	19,753

Hot Poppy, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Hot Poppy is a local grocery delivery app, and an online marketplace platform, where businesses and farms in Nashville can offer their products and goods to customer's doorsteps. Hot Poppy has an easy-to-use grocery app that delivers fresh seven days a week.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, “Revenue Recognition” following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by selling fresh produce, baked goods, and other items from local vendors to the consumer's doorsteps. The Company's payments are generally collected once an order is placed, and revenue is recognized when the customer assumes control of the purchased goods.

Advertising Costs

Advertising costs associated with marketing the Company’s products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

At the present time, the company does not have an Equity-based incentive plan.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company’s owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2021, the Company entered into a loan agreement with a related party totaling $30,000. The loan agreement bears no interest and is to be paid back before the end of 2030. Payments on the loan are set to begin in 2025.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

On August 11, 2021, the Company entered into a 12-month lease agreement with WeWork for a desk at $411 per month.

On November 1, 2021, the Company entered into an 18-month lease agreement with EVCO Properties for warehouse space at $2,570 per month.

Lease Maturities 5 Years Subsequent to 2021

Year	Amount
2022	16,141
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 5 – DEBT

Working Capital Loan - In 2021, the Company entered into a loan agreement with Shopify for $9,600 and $2,600. The loans are repaid with 14% of daily sales. As of December 31, 2021, the loan's remaining balance is $1574.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	1,574
2023	-
2024	-
2025	30,000
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company operates on Membership Interest Percentage and has two classes of Membership Units.

Class A Voting Units hold Governance Rights and Financial Rights. The holders of Class A Voting Units carry the right to participate in the management of the Company and the right to vote on any matter presented to the Members for their vote or approval. As of December 31, 2021, the company has 88,668 outstanding Class A Voting Units.

Class B Non-Voting Units hold Financial Rights only. The holders of Class B Non-Voting Units carry no right to participate in the management of the Company and no right to vote on any matter presented to the Members for their vote or approval. As of December 31, 2021, the company has 11,330 units outstanding.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 14, 2022, the date these financial statements were available to be issued.

In April 2022, the Company entered into a future receivables sales agreement with Expansion Capital. Expansion Capital bought $23,572 of future receivables for $16,600. In July of 2022, the Company entered into a future

receivables sales agreement with Top Choice Financial/Super Fast Cap. Top Choice bought $11,175 of future receivables for $7,500.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations every year since inception and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.